Exhibit 12.1
Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends
For the purpose of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings are defined as earnings from continuing operations before income taxes plus fixed charges. Fixed charges are defined as interest expensed, plus amortized premiums, discounts and capitalized expenses related to indebtedness, plus an estimate of the interest within rental expense. Preferred stock dividends are divided by 100% minus the effective income tax rate.

	Nine Months
	Ended September 30,		Year Ended December 31,
	2006		2005		2004		2003		2002		2001
Earnings:
Income (loss) from continuing operations before income taxes	$70,705		$43,703		$26,539		$8,190		$4,677		$990
Fixed charges, less preferred stock dividends	31,018		29,919		22,252		17,083		5,782		2,742

Total earnings	101,723		73,622		48,791		25,273		10,459		3,732

Fixed charges:
Interest expense, including amortized premuims, discounts and capitalized expenses related to indebtedness	28,537		27,056		18,964		14,778		5,564		2,660
Interest component of rental expense	2,481		2,863		2,219		997		218		82
Preferred stock dividends	—		—		1,069		1,308		—		—

Combined fixed charges and preferred stock dividends	$31,018		$29,919		$22,252		$17,083		$5,782		$2,742

Ratio of historical earnings to fixed charges and preferred stock dividends	3.28	x	2.46	x	2.19	x	1.48	x	1.81	x	1.36	x